UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 8, 2019

LEO HOLDINGS CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38393	98-1399727
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Grosvenor Place London	SW1X 7HF
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 20 7201 2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	LHC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	LHC	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	LHC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Leo Holdings Corp. (“Leo”) has prepared for use in connection with various meetings and conferences related to the proposed business combination (the “Business Combination”) pursuant to which, among other things, Leo will acquire Queso Holdings Inc. (“Queso”) and the “Chuck E. Cheese” business in accordance with the terms of that certain Business Combination Agreement, dated as of April 7, 2019 (the “Transaction Agreement”), by and among Leo, Queso and the other parties thereto.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events.

On July 8, 2019, Leo issued a press release announcing that it has scheduled the extraordinary general meeting of its shareholders to approve the Business Combination for July 30, 2019. The press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Additional Information

In connection with the Business Combination, Leo filed a Registration Statement on Form S-4 (File No. 333-231110), which includes a prospectus and definitive proxy statement. Investors and security holders of Leo are advised to read, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. Leo commenced mailing the proxy statement/prospectus on July 8, 2019 to its shareholders of record as of June 21, 2019, the record date for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF.

Participants in the Solicitation

Leo, Queso and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019, and such information and names of Queso’s directors and executive officers are also in the proxy statement/prospectus.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Leo’s industry, future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Leo’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Leo’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Leo operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Leo operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity;

difficulties of managing growth profitably; the loss of one or more members of Leo’s management teams; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Leo is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination or a delay or difficulty in integrating the businesses of Leo and Queso; uncertainty as to the long-term value of Leo’s ordinary shares; those discussed in Leo’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Leo’s Quarterly Reports on Form 10-Q, Leo’s Annual Report on Form 10-K and other documents of Leo on file with the SEC or in the proxy statement filed with the SEC by Leo. There may be additional risks that Leo presently does not know or that Leo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Leo’s expectations, plans or forecasts of future events and views as of the date of this communication. Leo anticipates that subsequent events and developments will cause Leo’s assessments to change. However, while Leo may elect to update these forward-looking statements at some point in the future, Leo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s assessments as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated July 2019

99.2	Press Release, dated July 8, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2019	LEO HOLDINGS CORP.

	By:	/s/ Simon Brown
Name: Simon Brown
Title: Secretary